May 29, 2019

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Attn: Mr. Alberto Zapata, Esq.

Re:	Touchstone Variable Series Trust (the “Registrant”), Registration Statement on Form N-14 (File No. 333-231140)
To the Commission:
On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on May 28, 2019 with respect to the Registrant’s Registration Statement on Form N-14 filed on April 30, 2019 (the “Registration Statement”) relating to the issuance of Class SC shares of the Touchstone Bond Fund and the Touchstone Common Stock Fund (each an "Acquiring Fund") in connection with the proposed reorganization of each of the Touchstone Focused Fund, Touchstone Large Cap Core Equity Fund, and Touchstone Active Bond Fund (each, a "Target Fund") into its respective Acquiring Fund, each a series of the Registrant (the “Reorganizations”). The Target Funds and the Acquiring Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.
Accounting Comments
Comment (1)In reference to the section in the Joint Proxy Statement/Prospectus titled "Summary of Information Regarding the Reorganizations - How do the Funds' performance records compare?", please explain supplementally the factors considered in reaching the determination that the Touchstone Bond Fund should be the surviving fund for accounting purposes in that Fund's reorganization with the Touchstone Active Bond Fund.
Response:    In reaching the determination that the Bond Fund should be the accounting survivor in the reorganization of the Active Bond Fund into the Bond Fund, the Registrant considered that the Bond Fund is the legal survivor of the reorganization, and absent a preponderance of factors weighing in favor of the Target Fund (the Active Bond Fund), it should also be the accounting survivor. The Registrant also considered that there are substantial similarities in the other factors considered, which do not weigh in favor of one Fund over the other. These other factors include that the Funds have the same investment advisor, same sub-advisor, and substantially similar investment objectives, policies, restrictions, and portfolio compositions. They have substantially similar fee structures and net assets, although the Active Bond Fund has a slightly longer performance history. Given the substantial similarities of the Funds, the preponderance of the factors are neutral and do not weigh in favor of one Fund or the other. Accordingly, the Registrant believes that the legal survivor of the reorganization (the Bond Fund) should be the accounting survivor.
Comment (2)    In the section in the Joint Proxy Statement/Prospectus titled "Summary of Information Regarding the Reorganizations - Will there be any respositioning costs?", please describe the repositioning of the Large Cap Core Equity Fund in greater detail in order to give shareholders a greater understanding of the reasoning behind the repositioning. For example, are there common attributes of the securities being sold (i.e. securities of a certain sector or size)? Please also include this information in the Pro Forma Financial Information that appears in the Statement of Additional Information (Note 4).
Response:     The Registrant has added the additional information regarding the reasons for the repositioning to the Joint Proxy Statement/Prospectus, as well as to Note 4 in the Pro Forma Financial Information in the SAI. The Registrant notes that the primary reason for the repositioning is due to the fact that the Acquiring Fund has a different sub-advisor that utilizes a different investment strategy and process than that of the Large Cap Core Equity Fund (the Target Fund).
Legal Comments

Comment (1)     In the investor letter, please explain in plain English the reference to "d/b/a" in the name of the sub-advisor to the Large Cap Core Equity Fund.
Response:     The Registration has revised the reference to "doing business as" instead of "d/b/a".
Comment (2)    In the Questions & Answers section of the Registration Statement under the question "How do the fees and expenses of the Funds' compare?", please state whether Touchstone Advisors, Inc. (“Touchstone Advisors”) will be entitled to continue to recoup amounts waived or reimbursed under the contractual expense limitation agreement following the Reorganization. (The Commission notes that this language does appear in the section of the Joint Proxy Statement/Prospectus titled "The Funds' Management - Expense Limitation Agreement.)
Response:    The Registrant confirms that, following the Reorganizations, Touchstone Advisors will not be able to recoup amounts waived or reimbursed under the contractual expense limitation agreement of the Target Fund prior to the Reorganization. The following sentence has been added to the discussion of the expense limitation agreement in the Questions & Answers section of the Registration Statement:
“Target Fund fees waived and expenses reimbursed by Touchstone Advisors prior to the closing of the Reorganization may not be recouped by Touchstone Advisors following the closing of the Reorganization.”

Comment (3)    In the Questions & Answers section of the Registration Statement under the question "How do the Funds' investment goals and principal investment strategies compare?", please address whether there are any changes in investment restrictions between each Target Fund and its corresponding Acquiring Fund. If none, please considering stating this.
Response:     The Registrant notes that each Target Fund has the same fundamental investment restrictions as its corresponding Acquiring Fund. The Registrant will note this in the Questions & Answers section of the Registration Statement.
Comment (4)    On the cover page of the Joint Proxy Statement/Prospectus, please confirm whether the Registrant intends to incorporate the listed filings by reference as a legal matter or if they are only being noted for investor review. If the Registrant is incorporating by reference as a legal matter, please so disclose.
Response:    The Registrant confirms that the listed filings are noted only for investor review.
Comment (5)    Throughout the Joint Proxy Statement/Prospectus, please explain in plain English what “pro rata distribution” means.
Response:     The Registration has updated the disclosure to clarify that Acquiring Fund shares will be distributed in proportion to current holdings.

Comment (6)     In the section of the Joint Proxy Statement/Prospectus titled "Summary of Information Regarding the Reorganizations - How do the Funds' investment goals, principal investment strategies, and risks compare?", please consider putting this information into a table or using sub-headings in order to improve readability.
Response:     The Registrant has reorganized the section by Reorganization and has added sub-headings.
Comment (7)    In the fee and expense tables in the Registration Statement, please confirm that the amounts shown continue to represent the current fees and expenses for each Fund.
Response:    The Registrant confirms that the fees and expenses in the fee and expense tables in the Registration Statement, which are presented as of each Fund's fiscal year ending December 31, 2018, represent the current fee and expense structure and rate in effect for each Fund.
Comment (8)     In the section of the Joint Proxy Statement/Prospectus titled "Comparison of Investment Goals, Principal Investment Strategies and Risks", please update the Russell 1000® Index numbers to provide more recent information than March 31, 2018.
Response:     The Registrant has made the requested change.
Comment (9)    Please include a narrative comparison of the differences in principal risks of each Target Fund and its corresponding Acquiring Fund in the lead-in paragraph to the table comparing the principal risks.
Response:    The Registrant has updated the disclosure to include a narrative comparison of principal risks.
Comment (10)    In the section of the Joint Proxy Statement/Prospectus titled "Additional Information About the Reorganizations - Reasons for the Reorganizations", please include any changes in investment restrictions between a Target Fund and its corresponding Acquiring Fund, if any. Please also confirm that all material adverse factors that the Board considered in evaluating the Reorganizations have been presented.
Response:    The Registrant confirms that there are no changes in fundamental investment restrictions between each Target Fund and its corresponding Acquiring Fund and has added a statement to the Registration Statement confirming this. The Registrant also confirms that all material adverse factors of the Reorganization considered by the Board have been included in the “Reasons for the Reorganization” section of the Registration Statement.
Comment (11)    In the section of the Joint Proxy Statement/Prospectus titled "Voting Information Concerning the Special Meeting", please confirm that all material terms of the agreement with the Solicitor have been disclosed.
Response:     The Registrant confirms that all material terms of the agreement with the Solicitor have been disclosed.
Comment (12)     The Commission notes that the form-of tax opinions have been included as exhibits to the Registration Statement. If the final tax opinions will be filed in a post-effective amendment, please add an undertaking as required in Item 17 of Form N-14 that the Registrant will file the final tax opinions after the effectiveness of the Registration Statement.
Response:     The Registrant confirms that the final tax opinions will be filed in a post-effective amendment following the closing of the Reorganizations.
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Please direct your questions and/or comments regarding this filing to the undersigned at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Secretary of the Registrant

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